SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

Commission File Number 1-14958

National Grid USA Companies’

Incentive Thrift Plan

National Grid USA

170 Data Drive

Waltham, MA 02451

National Grid plc

1-3 Strand

London WC2N 5EH

England

Explanatory Note: This Amendment No. 1 to Form 11-K for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities and Exchange Commission on June 25, 2024, is being filed to update inadvertent typographical errors which include updating the address for National Grid USA and deleting the following verbiage “Unaudited — No Assurance Given” that was included at the bottom of each page of the filing beginning with Exhibit 99.1. No other changes were made to the Form 11-K.

REQUIRED INFORMATION

The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.

EXHIBITS

99.1	Financial statements of National Grid USA Companies’ Incentive Thrift Plan

99.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Retirement Plans Committee (the Plan Administrator for the National Grid USA Companies’ Incentive Thrift Plan II) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GRID USA COMPANIES’ INCENTIVE THRIFT PLAN

Date: June 26, 2024	By	/s/ David Campbell
David Campbell
Member, National Grid USA Service Company, Inc. Retirement Plan Committee

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